[Letterhead of Aries Maritime Transport Limited]

June 2, 2005

BY FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Messeret Nega, Esq., Assistant Director

Re:	Aries Maritime Transport Limited
Registration Statement on Form F-1 (No. 333-124952)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the Securities and Exchange Commission on May 16, 2005 on Form F-1 and amended on June 2, 2005 be accelerated so that it will be made effective at 4 p.m. Eastern Standard Time on June 2, 2005, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

ARIES MARITIME TRANSPORT LIMITED

/s/ Richard J. H. Coxall
By: Richard J.H. Coxall
Title: Chief Financial Officer

[Letterhead of Aries Maritime Transport Limited]

June 2, 2005

United States Securities

and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Aries Maritime Transport Limited Form 8-A

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the effectiveness of the above captioned Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on May 31, 2005, be accelerated so that it will be made effective immediately after the Registrant’s Registration Statement of Form F-1 (Registration No. 333-124952) is declared effective, or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

ARIES MARITIME TRANSPORT LIMITED

By:	/s/ Richard J.H. Coxall
	Name:	Richard J.H. Coxall
	Title:	Chief Financial Officer